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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section

FEB 27 2009

Washington, DC
110

SEC FILE NUMBER
8- 666620

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/08____ AND ENDING____12/31/08____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Moreton Brokerage Services, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

709 East South Temple

(No. and Street)

Salt Lake City   Utah   84102

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Ulbrich   (801) 715-7032

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sorensen, Vance & Company, P.C.

(Name – *if individual, state last, first, middle name*)

3115 E. Lion Lane, Suite 220   Salt Lake City   Utah   84121

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Scott Ulbrich , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Moreton Brokerage Services, LLC , as of December 31 , 20 08 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____ Signature

Designated Principal
Title

Notary Public

NOTARY PUBLIC
JUDY PARRY
709 East South Temple
Salt Lake City Utah 84102
My Commission Expires
January 31 2010
STATE OF UTAH

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORETON BROKERAGE SERVICES, LLC

TABLE OF CONTENTS

S O R E N S E N   V A N C E   &   C O M P A N Y

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Managing Member
Moreton Brokerage Services, LLC

We have audited the accompanying statement of financial condition of Moreton Brokerage Services, LLC (a Utah limited liability company), as of December 31, 2008, and the related statements of operations, cash flows and changes in members' equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Moreton Brokerage Services, LLC as of December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sorensen, Vance + Company

February 25, 2009
Salt Lake City, UT

1

3115 East Lion Lane, Suite 220 • Salt Lake City, Utah 84121 • (801) 733-5055 • Fax (801) 733-6783

MORETON BROKERAGE SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Current assets:

Cash and cash equivalents	$ 118,736
Commissions receivable	17,154
Deposits & prepaid expenses	2,643
Total current assets	138,533
Total Assets	$ 138,533

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:

Accounts payable and accrued expenses	$ 75
Total current liabilities	75
Members' equity	138,458
Total Liabilities and Members' Equity	$ 138,533

The accompanying notes are an integral
part of the financial statements.

MORETON BROKERAGE SERVICES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues:

Commissions and fees	$ 140,733
Total revenue	140,733

Expenses:

Office rent and administrative services	128,400
Professional fees	15,091
Insurance	10,071
Guaranteed payments to members	5,200
Regulatory fees	5,089
Education and training	866
Dues and subscriptions	435
Service charges	189
Office supplies	157
Total expenses	165,498
Net (loss)	$ (24,765)

The accompanying notes are an integral
part of the financial statements.

MORETON BROKERAGE SERVICES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:

Net loss	$ (24,765)
Changes in assets and liabilities:	
Decrease in commissions receivable	11,189
Decrease in deposits and prepaid expenses	190
(Decrease) in accounts payable and accrued expenses	(84)
Net cash (used in) operating activities	(13,470)
Cash flows from investing activities:	
Net cash provided by investing activities	--
Cash flows from financing activities:	
Member distributions	(62,201)
Net cash (used) in financing activities	(62,201)
Net (decrease) in cash	(75,671)
Cash and cash equivalents, beginning of year	194,407
Cash and cash equivalents, end of year	**$ 118,736**

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:

Income taxes	$ --
Interest	$ --

The accompanying notes are an integral
part of the financial statements.

Members' equity, December 31, 2007	$ 225,424
Net (loss)	(24,765)
Member distributions	(62,201)
Members' equity, December 31, 2008	$ 138,458

The accompanying notes are an integral
part of the financial statements.

1. **SUMMARY OF SIGNIFICANT ACCOUNT POLICIES**

   a. **Business**

   Moreton Brokerage Services, LLC (a Utah Limited Liability Company) was formed in 2004 under the laws of the state of Utah. The Company is governed by the Operating Agreement of Moreton Brokerage Services, LLC dated July 19, 2004. The Operating Agreement provides that the Company is to terminate on December 31, 2054 unless terminated earlier in accordance with the terms of the Operating Agreement.

   According to the terms of the Operating Agreement, after the initial contributions are made, members have no further obligation to contribute additional amounts of capital to the Company, unless otherwise approved by the members. In addition, the liability of the members of the Company is limited to the members' equity.

   The Company began operations as a securities broker dealer in January, 2005. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's business is principally limited to sharing commissions with three other FINRA member firms for the referral of customers for mutual funds and variable annuity insurance products. The Company operates in the state of Utah and has securities transactions with customers within Utah and numerous other states where the Company is registered.

   b. **Revenue Recognition**

   Commission revenue is recorded in the accounts on a trade date basis, which is the day the transaction is executed. Fees are recorded when earned and transactions have been fully consummated.

   c. **Customer Security Transactions**

   The Company does not handle customer funds or securities and is exempt from the provisions of the Customer Protection Rule (Rule 15c3-3).

   d. **Cash and Cash Equivalents**

   For purposes of reporting cash flows, the Company considers all highly liquid cash investments with a maturity of three months or less to be cash equivalents.

   e. **Management Estimates**

   The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions that affect certain reported amounts and disclosures in the financial statements. Accordingly, actual results could differ from those estimates.

f.   **Income Taxes**

The Company is taxed as a partnership for federal and state income tax purposes, and therefore no provision for income taxes has been recognized in the financial statements. Income of the Company is allocated to the members based upon their ownership percentage and reported on their respective individual income tax returns.

e.   **Fair Value of Financial Instruments**

The carrying amount reflected in the statement of financial condition for cash and cash equivalents approximate fair value due to the short maturities of those instruments.

2.   **COMMISSIONS RECEIVABLE**

Commissions receivable represent amounts due from other broker dealers, for commissions and fees earned through December 31, 2008. Amounts due were received in the subsequent month, therefore, an allowance for doubtful accounts was not considered necessary.

3.   **RELATED PARTY TRANSACTIONS**

In August of 2004, the Company entered into an *Office and Administrative Services Agreement* with another company with common ownership. Under the terms of this agreement, the Company is provided with office space, furnishings, administrative personnel, and access to the equipment and supplies necessary to operate the business. Office rent and administrative services of $128,400 was charged to operations during the year ended December 31, 2008. The future minimum payments required by the *Office and Administrative Services Agreement* at December 31, 2008 are $128,400 through December 2009.

4.   **NET CAPITAL REQUIREMENTS**

As a broker dealer, the Company is subject to the uniform net capital rule adopted and administered by the Securities and Exchange Commission. The rule requires maintenance of minimum net capital and prohibits a broker dealer from engaging in securities transactions at a time when its net capital is less than the required minimum, as those terms are defined by the rule. At December 31, 2008, the Company's net capital was $130,255 which was $125,255 in excess of the $5,000 minimum required.

5.   **RISK MANAGEMENT**

Transactions involving financial instruments involve varying degrees of market, credit and operating risk. The Company monitors its exposure to risk on a regular basis.

Market Risk

The Company does not invest in securities for its own account and, therefore is not directly subject to market risk.

Credit Risk

Concentrations of credit risk that arise from financial instruments exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors.

Operating Risk

Operating risk focuses on the Company's ability to accumulate, process, and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributed to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an internal control environment which incorporates various control mechanisms throughout the organization. In addition, the Company periodically monitors its technological needs and makes changes as deemed appropriate.

6. CONCENTRATION OF CREDIT RISK

The Company currently maintains its bank account at one financial institution. Accounts at an institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2008, the Company did not exceed the FDIC insured amount.

7. SIGNIFICANT BUSINESS RELATIONSHIPS

As discussed in note 1, the Company's business is principally limited to sharing commissions with three other FINRA member firms for the referral of customers for mutual funds and variable annuity insurance products. Loss or impairment to any of those business relationships may negatively impact the Company's results of operations.

MORETON BROKERAGE SERVICES, LLC

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2008

Total stockholders' equity	$ 138,458
Deduct: equity not allowable for net capital	--
Total stockholders' equity qualified for net capital	138,458
Liabilities subordinated to claims of general creditors allowable in computation of net capital	--
Total capital and allowable subordinated liabilities	138,458
Total non-allowable assets from the Statement of Financial Condition	(3,203)
Total other deductions	(5,000)
Total deductions and/or charges	(8,203)
Net capital before haircuts on securities positions	130,255
Haircuts on securities	--
Net capital per audit	$ 130,255

RECONCILIATION TO RESPONDENT'S UNAUDITED COMPUTATION

Net capital per respondent's unaudited computation, as amended	$ 113,661
Net adjustments to ownership equity	1,643
Decrease in non-allowable assets	14,951
Net capital per audit	$ 130,255

Total Aggregate Indebtedness $ 75

Ratio of aggregate indebtedness to net capital   .0006 : 1

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

    A. $2,500 capital category; as per Rule 15c3-1   _____

    B. "Special Account for the Exclusive Benefit of Customers" maintained   ___X___

    C. All customer transactions cleared through another broker-dealer on a fully disclosed basis: Name of clearing firm _____.   _____

    D. Exempted by order of the Commission   _____

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY
REPORT ON INTERNAL ACCOUNTING CONTROL

To the Managing Member
Moreton Brokerage Services, LLC

In planning and performing our audit of the financial statements of Moreton Brokerage Services, LLC (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3115 East Lion Lane, Suite 220 • Salt Lake City, Utah 84121 • (801) 733-5055 • Fax (801) 733-6783

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sorensen, Vance + Company

February 25, 2009
Salt Lake City, UT

14

MORETON BROKERAGE SERVICES, LLC

FORM X-17A-5 WITH REPORT OF

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

FOR THE YEAR ENDED DECEMBER 31, 2008